SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 South Federal Highway, Suite 500
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Jacobs 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A
(Name – *if individual, state last, first, middle name*)

1201 South Orlando Avenue (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KW 3/10

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

[redacted]

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12014036

OATH OR AFFIRMATION

I, Steven Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President

Title

Notary Public

MICHAEL J. LANG
Comm# DD0792996
Expires 5/29/2012
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2011

CONTENTS

	Page Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Statement of Financial Condition	F-2
Consolidated Statement of Income	F-3
Consolidated Statement of Changes in Stockholder's Equity	F-4
Consolidated Statement of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	F-14
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	F-16

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2011, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying supplemental information, Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2012

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2011

ASSETS	
Cash and cash equivalents	$ 6,457,535
Deposits held at clearing brokers	128,779
Commissions receivable and due from brokers, net	1,865,118
Notes receivable, net	388,841
Other receivables, net	852,986
Securities owned, at fair value	8,587
Prepaid expenses	611,625
Property and equipment, net	546,821
Goodwill	500,714
Other assets	74,776
Total assets	$ 11,435,782
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,149,343
Accrued commissions expense	2,475,754
Total liabilities	4,625,097
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	14,130,501
Unearned stock-based compensation	(1,942,657)
Accumulated deficit	(5,377,159)
Total stockholder's equity	6,810,685
Total liabilities and stockholder's equity	$ 11,435,782

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Income
For The Year Ended December 31, 2011

Revenues	
Commissions	$ 63,351,301
Interest and dividends	1,108,902
Other	1,317,316
	65,777,519
Expenses	
Commissions and clearing costs	53,407,190
Employee compensation and benefits	6,209,478
Occupancy and equipment	732,298
Communications	353,862
Depreciation and amortization	183,482
Other operating expenses	1,882,798
	62,769,108
Income before income taxes	3,008,411
Provision for income taxes	1,420,000
Net income	$ 1,588,411

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2011

	Common Stock					
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2010	1	$ -	$ 13,194,934	$ (1,717,512)	$ (5,165,570)	$ 6,311,852
Contribution from parent – options issued, net	-	-	1,051,808	(1,051,808)	-	-
Contributions from parent – warrants issued, net	-	-	20,593	(20,593)	-	-
Effect of current year earned stock amortization, net	-	-	(136,834)	847,256	-	710,422
Distribution to parent	-	-			(1,800,000)	(1,800,000)
Net income	-	-	-	-	1,588,411	1,588,411
Balances, December 31, 2011	1	$ -	$ 14,130,501	$ (1,942,657)	$ (5,377,159)	$ 6,810,685

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 1,588,411
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	183,482
Stock-based compensation	710,422
Amortization of advisor notes	207,217
Changes in:	
Deposits held at clearing brokers	(44)
Commissions receivable	(592,440)
Notes receivable	(163,276)
Other receivables	(195,367)
Securities owned	8,018
Prepaid expenses and other assets	(25,342)
Accounts payable and accrued expenses	551,425
Accrued commissions expense	(439,853)
Net cash provided by operating activities	1,832,653
Cash flows from investing activities	
Purchase of property and equipment	(192,085)
Net cash used in investing activities	(192,085)
Cash flows from financing activities	
Distribution made to parent company	(1,800,000)
Net cash used in financing activities	(1,800,000)
Net decrease in cash and cash equivalents	(159,432)
Cash and cash equivalents at beginning of year	6,616,967
Cash and cash equivalents at end of year	$ 6,457,535

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 200 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

CORPORATE REORGANIZATION - In 2004, the Company's stockholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business) and its subsidiaries, and Summit Holding Group, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

DEPOSITS HELD AT CLEARING BROKERS - The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - The Company does not provide an allowance for commissions and other amounts due from its clearing brokers since, in the opinion of management, such amounts are fully collectible. For commissions due from parties other than the clearing brokers, the Company reduces the gross receivable based on the length of time it has been outstanding. As of December 31, 2011, the allowance amount was not significant.

NOTES RECEIVABLE, NET - Notes receivable, net are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Nonforgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized, typically over a period of four years. Any amortized amounts are included in commissions and clearing costs in the consolidated statement of income. The Company's policy is to establish an allowance for estimated uncollectible notes against the net amount of the notes. Furthermore, management periodically reviews the loans to determine whether additional allowances should be recorded, or whether any amounts should be written off. As of December 31, 2011, the Company had established allowances totaling approximately $75,000. In the event a financial advisor's affiliation terminates prior to either the repayment of the loan or its complete amortization, the financial advisor is required to repay such balance to the Company.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

OTHER RECEIVABLES, NET - Other receivables, net consist primarily of amounts due from the Parent of approximately $413,000, amounts due from one of the Company's clearing firms of $150,000, amounts due from employees and financial advisors of approximately $96,000, and other receivables of approximately $194,000.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The resulting differences between cost and estimated fair value are included in the consolidated statement of income. Substantially all securities owned at December 31, 2011 are categorized as Level 1 investments within the fair value hierarchy.

PROPERTY AND EQUIPMENT, NET - Property and equipment, net are stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years (see Note 2).

COMMISSION REVENUE AND EXPENSE - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of taxes currently due plus deferred taxes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets may also be recognized for operating losses and tax credits that are available to offset future taxable income (see Note 8).

STOCK OPTIONS - The Company accounts for stock-based compensation related to both employees and non-employees using the fair market value method. Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant, if the grantee is then still affiliated with the Company. In certain instances, unearned stock compensation is recorded for options issued to either employees or nonemployees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The amortization of earned stock expense related to issuances to employees is included in the consolidated statement of income under the caption "Employee compensation and benefits," while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other operating expenses" (see Note 6).

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets, the allowances for notes receivable from financial advisors, and stock-based compensation. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

SUBSEQUENT EVENTS - Management has evaluated subsequent events for recognition and disclosure through February 28, 2012, the date the consolidated financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Computer systems and software	$ 354,970
Equipment and furniture	341,006
Leasehold improvements	167,558
Total	863,534
Less: accumulated depreciation and amortization	(316,713)
Total property and equipment, net	$ 546,821

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Accrued expenses and other accrued liabilities	$ 1,357,921
Accounts payable	274,675
Accrued wages	516,747
	$ 2,149,343

NOTE 4 - GOODWILL

Goodwill, resulting from the 2003 acquisition of a branch office, is reviewed for impairment at least annually, with the Company recording adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2011.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, during 2004 SFSG cancelled all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) using the fair market value method. In connection therewith, the Company records, upon the issuance of each option, unearned stock-based compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as unearned stock-based compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion, if any, of the fair value of all outstanding options. All options granted to employees and nonemployees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize as a result of these issuances is recorded by the Company.

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

The following schedule reflects activity related to stock options, warrants and deferred stock during 2011:

Shares	
New option grants – employees	2,326,715
New option grants – nonemployees	386,592
New warrant grants – nonemployees	50,000
	2,763,307
Forfeited, expired or exercised – employees	322,339
Forfeited, expired or exercised – nonemployees	706,155
	1,028,494
Amount	
Fair market value of options issued – employees	$ 924,520
Fair market value of options issued – nonemployees	127,288
Fair market value of warrants issued – nonemployees	20,593
	$ 1,072,401
Earned stock expense, net – employees	$ 576,949
Earned stock expense, net – nonemployees	133,473
	$ 710,422

Stock option activity during 2011 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	16,500,817	$ 0.53
Granted	2,713,307	$ 0.82
Cancelled options	-	$ -
Forfeited or expired	(471,369)	$ 0.69
Exercised	(557,125)	$ 0.46
Outstanding at December 31, 2011	18,185,630	$ 0.58

During 2011, options to acquire 557,125 shares of SFSG's common stock with a weighted average exercise price of $0.46 were exercised, resulting in proceeds to SFSG of approximately $257,000. The approximate weighted average intrinsic value per share - that is, the difference between the market price of the common stock at the time of exercise and the exercise price - was $0.29. As a result of the afore-mentioned, SFSG recognized a tax benefit of approximately $60,000, which represents the total intrinsic value of all option and warrant exercises of approximately $160,000, multiplied by the Company's effective tax rate (see Note 8). During 2011, no warrants were exercised.

As of December 31, 2011, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 13.75 million shares of SFSG's common stock at a weighted average exercise price of approximately $.52 per share with a weighted average remaining contractual term of approximately 4.2 years (compared with a weighted average remaining contractual term of approximately

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

3.8 years for all outstanding options). The exercise prices for all currently exercisable options range from $.28 to $1.00. As of December 31, 2011, there were outstanding warrants allowing the holders thereof to purchase 509,000 shares of SFSG's common stock at an exercise price of $0.50 per share, as well as 50,000 shares of SFSG's common stock at an exercise price of $0.85 per share.

For purposes of valuing options and warrants, the Company uses the Black-Scholes option pricing model. For the options and warrants granted during the year ended December 31, 2011, the following assumptions have been utilized:

Expected life (in years)	5 –7
Risk-free interest rate	0.83% -2.74%
Volatility	54.6% -55.7%
Dividend yield	0.0%

As of December 31, 2011, the Company had unearned stock-based compensation of approximately $1.94 million, which amount is expected to be recognized over a weighted average period of approximately 2.5 years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

In December 2009, the Company entered into two separate lease agreements for office space in Boca Raton, Florida. The first lease is for 13,554 square feet of office space to house the corporate headquarters for the Company's operations. The term of the Lease Agreement is from February 1, 2010 through August 31, 2017, with the Company having the option to extend the Lease Agreement for two five-year renewal terms. Initial base rent is approximately $23,719 per month, subject to certain fixed increases over the course of the term, as set forth in the Lease Agreement. The second lease is for 4,264 square feet of office space to house certain financial advisors. The term of the Second Lease Agreement is from March 1, 2010 through August 31, 2013, with the Company having the option to extend the Second Lease Agreement for one four-year renewal term and, subsequently, two five-year renewal terms. Initial base rent is approximately $7,462 per month, subject to certain fixed increases over the course of the term, as set forth in the Second Lease Agreement.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $1,500 through December 2015.

Total rent expense, including month-to-month leases for the year ended December 31, 2011, was approximately $630,000.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Operating Leases *(Continued)*

The approximate minimum annual, noncancelable rent payments due under the Company's operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2012	$ 404,000
2013	322,000
2014	314,000
2015	324,000
2016	333,000
Thereafter	227,000
	$ 1,924,000

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan") under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2011, the Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and then 50% of the next 2% of participants' contributions. Company matching contributions charged to wages and related expenses for the year ended December 31, 2011, approximated $137,600.

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portions of the Company's operations have been impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingency.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. As of December 31, 2011, the Company recorded a deferred tax asset of approximately $1,370,000, the significant components of which are approximately as follows:

	Amount
Amortization of stock-based compensation	$ 900,000
Depreciation expense	199,000
Allowances and other items	271,000
Total gross deferred tax assets	1,370,000
Valuation allowance	(1,370,000)
Deferred tax assets, net	$ -

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2011, the Company had established a valuation allowance equal to the amount of the deferred tax asset. The valuation allowance increased by approximately $186,000 during the year ended December 31, 2011.

The Company does not file separate tax returns; rather, its activity is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. The Company's effective tax rate for the year ended December 31, 2011 differs from the statutory federal income tax rate due to the following:

Tax at statutory rate	34%
Increase resulting from:	
Effect of state income tax	3%
Effect of stock-based compensation, net	7%
Effect of other non-deductible expenses, and other	3%
Effective tax rate	47%

The entire federal and state income tax provision for the year ended December 31, 2011 is considered current after giving effect to the increase in the deferred tax asset valuation allowance.

As of December 31, 2011, with few exceptions, the consolidated income tax returns filed by SFSG are no longer subject to income tax examinations by the U.S. Federal taxing authorities for any years prior to 2008.

NOTE 9 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

During the year ended December 31, 2011, transactions representing approximately 36% and 16% of the Company's total commission revenues were processed through the Company's two clearing brokers, respectively. At December 31, 2011, commissions receivable from one of these clearing brokers represented approximately 11% of total commissions receivable.

FAIR VALUE - All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2011, the Company paid certain amounts, including dividends of $15,000, on behalf of SFSG in the amount of approximately $204,786. During 2011, the Company received from SFSG a capital contribution in the form of contributed equity of $1,072,401 related to the issuance of options and warrants in SFSG and distributed $1,800,000 to SFSG.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $250,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for SBS. Net capital will also be impacted by contributions of capital to SBS from SFSG, as well as distributions of capital from SBS to SFSG. At December 31, 2011, the Company had net capital of approximately $3.7 million, and the Company's aggregate indebtedness to net capital ratio was 1.26 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

Net Capital	
Total consolidated stockholder's equity	$ 6,810,685
Deductions and/or charges:	
Other deductions	(22,421)
Non-allowable assets:	
Commissions receivable	(81,028)
Notes and other receivables	(1,290,072)
Prepaid expenses	(611,625)
Property and equipment, net	(546,821)
Goodwill	(500,714)
Security deposits	(74,776)
Net capital prior to haircuts	3,683,228
Haircuts	(24,122)
Net capital	$ 3,659,106
Aggregate Indebtedness	
Items included in the consolidated statement of financial condition	
Accounts payable and accrued expenses	$ 2,149,343
Accrued commissions expense	2,475,754
Total aggregate indebtedness	$ 4,625,097
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 308,340
Excess net capital at 1,500 percent	$ 3,350,766
Excess net capital at 1,000 percent	$ 3,201,796
Ratio: Aggregate indebtedness to net capital	1.26 to 1

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2011):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 3,560,623
Audit adjustments and reclassifications:	
Decrease in other deductions	4,391
Increase in haircuts on securities	(7,891)
Increase in amounts due from financial advisors	311,589
Increase in accounts and other payables	(166,327)
Increase in commissions payable	(43,279)
Net capital, as adjusted	$ 3,659,106

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2012

SUMMIT BROKERAGE SERVICES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES

Year Ended December 31, 2011

CONTENTS

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

SCHEDULE I

General Assessment Reconciliation (Form SIPC-7)

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Summit Brokerage Services, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation on Form SIPC-7 ("Reconciliation") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Summit Brokerage Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation on Form SIPS-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than those specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2011